14041791

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2014
REGISTRATIONS BRANCH
17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2013 AND ENDING 08/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starr Strategic Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue (17th Floor)
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George R. Schinkel 212-409-2412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street (Suite 800)	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George R. Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starr Strategic Partners, LLC, as of August 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE ANTOINETTE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6240274
Qualified in New York County
My Commission Expires May 02, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Starr Strategic Partners, LLC

Financial Statements and Supplementary Information

August 31, 2014

BAKER TILLY

Candor. Insight. Results.

Starr Strategic Partners, LLC

Table of Contents
August 31, 2014

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7

BAKER TILLY

formerly
PARENTEBEARD

Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Independent Auditors' Report

Sole Member of
Starr Strategic Partners, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Starr Strategic Partners, LLC, which comprise the statement of financial condition as of August 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starr Strategic Partners, LLC as of August 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
October 28, 2014

Starr Strategic Partners, LLC

Statement of Financial Condition
August 31, 2014

Assets

Assets		
Cash and cash equivalents	$	174,274
Receivables from customers		50,000
Other assets		3,352
Total assets	$	227,626

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	77,120
Total liabilities		77,120
Member's Equity		
Member's equity		150,506
Total liabilites and member's equity	$	227,626

See notes to financial statements

Starr Strategic Partners, LLC

Statement of Operations
Year Ended August 31, 2014

Revenues	
Services income	$ 105,000
Total revenues	105,000
Expenses	
Employee compensation and benefits	395,255
Professional fees	341,506
Other general and administrative expenses	141,029
Total expenses	877,790
Net loss	$ (772,790)

See notes to financial statements

Starr Strategic Partners, LLC

Statement of Changes in Member's Equity
Year Ended August 31, 2014

Balance, beginning of year	$	73,296
Net loss		(772,790)
Member contributions		850,000
Balance, end of year	$	150,506

See notes to financial statements

Starr Strategic Partners, LLC

Statement of Cash Flows
Year Ended August 31, 2014

Cash Flows from Operating Activities	
Net loss	$ (772,790)
Changes in operating assets and liabilities:	
(Increase) in:	
Receivables from customers	(50,000)
Other assets	(3,352)
Accounts payable and accrued expenses	77,120
Net cash used in operating activities	(749,022)
Financing Activities	
Member contributions	850,000
Net cash provided by financing activities	850,000
Net Increase in Cash and Cash Equivalents	100,978
Cash and Cash Equivalents, Beginning	73,296
Cash and Cash Equivalents, Ending	$ 174,274

See notes to financial statements

1. Nature of Business

Starr Strategic Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single-member limited liability company owned entirely by Starr Global Financial, Inc. (Starr), which is wholly owned by Starr Insurance Holdings, Inc.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts, and thus does not carry margin accounts or receive customer funds or securities, which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

The Company has evaluated subsequent events for recognition or disclosure through October 28, 2014, the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Basic of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which requires the use of the accrual method of accounting. Under this accounting method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Receivables from Customers

Accounts receivable from customers are recorded at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectible accounts as they arise, which is not materially different from an allowance method. At August 31, 2014, there was no allowance for doubtful accounts.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for federal and state income tax purposes. Thus, the Company's financial activity is reported in conjunction with the federal and state tax filings of Starr and as such there are no open tax years in regards to the Company.

The Company has adopted Financial Accounting Standards Board ("FASB") authoritative accounting guidance for uncertainty in income taxes and evaluated its tax positions. As of August 31, 2014, the Company did not have any open tax positions.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2014, the Company had net capital of $97,154, which was $92,013 in excess of its required net capital of $5,141. The Company had aggregate indebtedness of $77,120 at August 31, 2014

4. Related Party Transactions

Pursuant to an administrative cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with Starr, based on management estimates of time allocation. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of August 31, 2014, the Company owed Starr $77,120 towards shared costs. The Company incurred shared costs of $422,914 for year ended August 31, 2014 from Starr representing 25% of the total shared expenses of Starr.